UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 22 October,2004  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE						 	22 OCTOBER 2004


NOVOGEN LIMITED  2004 ANNUAL GENERAL MEETING

Novogen wishes to advise the market that the five resolutions put to the Annual General Meeting today were approved by show of hands.

In summary these resolutions were:

1	To receive and consider the Financial Reports of the
Company as at 30 June 2004 and the Reports of the Directors and Auditors thereon, in accordance with the Corporations Act;

2	To re-elect Graham Edmund Kelly who retired as a
Director of the Company in accordance with the Company's
Constitution;

3	To issue 17,112 options under and subject to the
terms of terms of the Novogen Limited Employee Share Option
Plan to Dr Graham Kelly for no consideration at an exercise price of $6.76 per option;

4	To issue 24,972 options under and subject to the terms
of terms of the Novogen Limited Employee Share Option Plan to
Mr Christopher Naughton for no consideration at an exercise price of $6.76 per option; and

5	To appoint BDO as Auditor and to authorise the
Directors to fix the Auditor's remuneration.

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

1.   To receive the Financial Statements and Reports
       Votes where the proxy directed to vote 'for' the motion 22,570,280
       Votes where the proxy was directed to vote 'against' the motion 40,717
       Votes where the proxy may exercise a discretion how to vote 886,925
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 12,354,356

The motion was carried on a show of hands as an ordinary resolution.


2.   To re-elect Dr G E Kelly as a Director
       Votes where the proxy directed to vote 'for'
the motion 22,522,344
       Votes where the proxy was directed to vote 'against'
 the motion 161,714
       Votes where the proxy may exercise a discretion how
to vote	883,425
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 12,284,795

The motion was carried on a show of hands as an ordinary resolution.

3.  Approval of Issue of Options to Dr G E Kelly
       Votes where the proxy directed to vote 'for' the motion 8,398,971
       Votes where the proxy was directed to vote 'against' the motion 14,235,323
       Votes where the proxy may exercise a discretion how to vote 725,819
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 12,330,062

The motion was carried on a show of hands as an ordinary resolution.

4.  Approval of Issue of Options to Mr C Naughton
       Votes where the proxy directed to vote 'for'
 the motion 8,390,562
       Votes where the proxy was directed to vote 'against'
 the motion 14,238,907
       Votes where the proxy may exercise a discretion how
to vote	725,819
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 12,333,887

The motion was carried on a show of hands as an ordinary resolution.

5.  Appointment of Auditor
       Votes where the proxy directed to vote 'for'
the motion 34,860,995
       Votes where the proxy was directed to vote 'against'
 the motion 18,760
       Votes where the proxy may exercise a discretion how
to vote	884,125
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 88,398

The motion was carried on a show of hands as an ordinary resolution.